UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 6, 2023, A.T. Holdings II Sàrl (“A.T. Holdings II”) completed a public offering of 12,000,000 common shares of ADC Therapeutics SA (the “Company” or “we”), at a public offering price of $5.00 per share, pursuant to an underwriting agreement (the “Underwriting Agreement”) among the Company, A.T. Holdings II and Jefferies LLC. The Underwriting Agreement includes the terms and conditions for the offering and sale of the securities, indemnification and contribution obligations, and other terms and conditions customary in agreements of this type. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is attached to this Report on Form 6-K as Exhibit 1.1. The securities have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration statement on Form F-3 (File No. 333-256807) (the “Registration Statement”). The Company has filed with the U.S. Securities and Exchange Commission a prospectus supplement dated February 2, 2023, together with an accompanying prospectus dated June 4, 2021, relating to the offer and sale of the securities. Opinion of counsel regarding the validity of the securities is attached to this Report on Form 6-K as Exhibit 5.1 and the consent of such counsel relating to the incorporation of such opinion into the Registration Statement is attached to this Report on Form 6-K as Exhibit 23.1.

As previously disclosed, on February 2, 2023, we entered into a letter agreement (the “Auven Agreement”) with A.T. Holdings II. In consideration for our assistance in the public offering described above, A.T. Holdings II agreed that, without our prior written consent, until February 2, 2024, it will not, and will not publicly disclose an intention to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any other securities convertible into or exercisable or exchangeable for our common shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares. The foregoing restrictions do not apply to any transfers or dispositions to affiliates (provided that such recipient enters into a customary lock-up agreement with us), any transfers or dispositions to partners, members, stockholders or other equity holders or those of a subsidiary (provided that such recipient is not the lockup party or an affiliate of the lockup party and such recipient enters into a customary lock-up agreement with us), sales in the potential public offering described above, pledges to Oaktree Fund Administration, LLC (“Oaktree”) pursuant to debt agreements and any transfers to Oaktree upon foreclosure, and transfers in connection with a change-of-control transaction. We, in our sole discretion, may release the common shares and other securities subject to the foregoing restrictions in whole or in part at any time. In addition, A.T. Holdings II has agreed that, if during the restricted period, we launch and close an underwritten equity primary financing resulting in at least $50 million net proceeds (after underwriting discount and commission), it will enter into a customary 90-day lockup agreement with the underwriters of such offering. The foregoing description of the Auven Agreement is qualified in its entirety by reference to the Auven Agreement, which is attached to this Report on Form 6-K as Exhibit 99.1.

As previously disclosed, on February 6, 2023, upon the closing of the public offering described above, we entered into a lockup and registration rights agreement (the “Oaktree Agreement”) with Oaktree Fund Administration LLC, OCM Strategic Credit Investments S.à r.l., OCM Strategic Credit Investments 2 S.à.r.l., OCM Strategic Credit Investments 3 S.à r.l., Oaktree Gilead Investment Fund AIF (Delaware), L.P., Oaktree Huntington-GCF Investment Fund (Direct Lending AIF), L.P., Oaktree Specialty Lending Corporation, and Pathway Strategic Credit Fund III, L.P. (collectively, the “Counterparties”), pursuant to which we agreed, after a default by A.T. Holdings II and in the event of a foreclosure or other exercise of remedies by the Counterparties on any shares held by A.T. Holdings II pledged to the Counterparties pursuant to the certain Credit and Security Agreement, dated April 27, 2020 (as amended, the “Credit and Security Agreement”), among A.T. Holdings II, Oaktree, as agent, and the lenders party thereto, that were not sold in the public offering described above (such common shares, the “Remaining Shares”), to file after the restricted period described below, if requested by such parties, a registration statement registering for resale under the Securities Act such common shares. We will be required to keep such registration statement effective until all such common shares have been sold, are no longer outstanding, are no longer held by persons entitled to registration rights or until the date that is three years from the initial effective date of such registration statement. We and the Counterparties also agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. In the Oaktree Agreement, the Counterparties agreed that, without our prior written consent, until February 2, 2024, they will not, and will not publicly disclose an intention to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Remaining Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Remaining Shares. The foregoing restrictions do not apply to any transfers or dispositions to affiliates (provided that such recipient enters into a customary lock-up agreement with us), any transfer or dispositions to partners, members, stockholders or other equity holders (provided that such recipient enters into a customary lock-up agreement with us), and transfers in connection with a change-of-control transaction. We, in our sole discretion, may release the common shares subject to the foregoing restrictions in whole or in part at any time. In addition, the Counterparties agreed that, if during the restricted period, we launch and close an underwritten equity primary financing resulting in at least $50 million net proceeds (after underwriting discount and commission), they will enter into a customary 90-day lockup agreement with the underwriters of such offering with respect to the Remaining Shares. The foregoing description of the Oaktree Agreement is qualified in its entirety by reference to the Oaktree Agreement, which is attached to this Report on Form 6-K as Exhibit 4.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibits 1.1, 4.1, 5.1, 23.1 and 99.1, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-256807) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report on Form 6-K (other than Exhibits 1.1, 4.1, 5.1, 23.1 and 99.1) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-267293 and 333-267295) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated February 2, 2023, among ADC Therapeutics SA, A.T. Holdings II Sàrl and Jefferies LLC
4.1	Registration Rights Agreement, dated February 6, 2023, between ADC Therapeutics SA and Oaktree Fund Administration LLC, OCM Strategic Credit Investments S.à r.l., OCM Strategic Credit Investments 2 S.à.r.l., OCM Strategic Credit Investments 3 S.à r.l., Oaktree Gilead Investment Fund AIF (Delaware), L.P., Oaktree Huntington-GCF Investment Fund (Direct Lending AIF), L.P., Oaktree Specialty Lending Corporation, and Pathway Strategic Credit Fund III, L.P.
5.1	Opinion of Homburger AG
23.1	Consent of Homburger AG (included in Exhibit 5.1)
99.1	Letter Agreement, dated February 2, 2023, between ADC Therapeutics SA and A.T. Holdings II Sàrl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: February 6, 2023

	By:	/s/ Peter J. Graham
	Name:	Peter J. Graham
	Title:	Authorized Signatory